So 3/9/04

3/18

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURI 04004490 MMISSION

Washington, ...

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls (City) IA (State) 50613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Richard Dobson, SR. (319) 277-3553
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith Oltrosse, CPA
(Name — if individual, state last, first, middle name)

200 East Main Street (Address) Denver (City) IA (State) 50622 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

RECEIVED FEB 24 2004 PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Richard Dobson, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc., as of December 31, ~~19~~2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]

Signature

VP & Fin Op

Title

JOAN M. SHIRLEY
COMMISSION NO. 196504
MY COMMISSION EXPIRES
MAY 18, 2004

Joan Shirley

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Keith Oltrogge CPA

201 East Main Street
P.O. Box 310
Denver, Iowa 50622
(319) 984-5292
FAX (319) 984-6408

Board of Directors
American Financial Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of American Financial Securities, Inc. (the Company) for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2 Recordation of differences required by rule 17a-13

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weakneses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

No material inadequacies were noted in the December 31, 2002 audit or during the period January 1, 2003 through December 30, 2003 under this audit as required to be disclosed under Rule 17a-5(j).

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specificed parties.

Keith Oltrogge CPA

Keith Oltrogge
Certified Public Accountant

January 30, 2004

AMERICAN FINANCIAL SECURITIES, INC.

Cedar Falls, Iowa

December 31, 2003

Keith Oltrogge CPA

201 East Main Street
P.O. Box 310
Denver, Iowa 50622
(319) 984-5292
FAX (319) 984-6408

Independent Auditor's Report

Board of Directors
American Financial Securities, Inc.

I have audited the accompanying statements of financial condition of American Financial Securities, Inc. (an S-Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Securities, Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keith Oltrogge CPA

Keith Oltrogge
Certified Public Accountant

Denver, Iowa

January 30, 2004

EXHIBIT A

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

- ASSETS -

	2003	2002
CURRENT ASSETS:		
Cash in bank	$ 60,642	$ 65,396
Cash in renewal account - restricted	---	---
Commissions receivable	19,990	12,032
Total Current Assets	$ 80,632	$ 77,428
OTHER ASSETS:		
Prepaid expenses	$ 552	$ ---
AFS Daily Account	930	910
Total Other Assets	$ 1,482	$ 910
FIXED ASSETS - vehicle - net of accumulated depreciation of $11,079 and $852 at December 31, 2003 and 2002, respectively	$ 40,053	$ 50,280
TOTAL ASSETS	$122,167	$128,618

- LIABILITIES AND STOCKHOLDER'S EQUITY -

	2003	2002
CURRENT LIABILITIES:		
Commissions payable	$ 10,366	$ 6,507
Current portion - note payable	10,328	10,328
	$ 20,694	$ 16,835
LONG-TERM LIABILITIES - note payable less current portion	$ 32,706	$ 41,313
TOTAL LIABILITIES	$ 53,400	$ 58,148
STOCKHOLDER'S EQUITY:		
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued, and outstanding	$ 5,000	$ 5,000
Additional paid-in-capital	20,000	20,000
Retained earnings	43,767	45,470
Total Stockholder's Equity	$ 68,767	$ 70,470
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$122,167	$128,618

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUE	$246,201	$159,298
OPERATING EXPENSES	247,904	121,828
NET INCOME (LOSS)	($ 1,703)	$ 37,470

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

	2003	2002
RETAINED EARNINGS, BEGINNING OF YEAR	$ 45,470	$ 8,000
NET INCOME (LOSS)	(1,703)	37,470
RETAINED EARNINGS - END OF YEAR	$ 43,767	$ 45,470
CAPITAL STOCK:		
Common stock, beginning of year	$ 5,000	$ 5,000
Common Stock - End of Year	$ 5,000	$ 5,000
ADDITIONAL PAID-IN-CAPITAL:		
Balance, beginning of year	$ 20,000	$ 20,000
Additional Paid-In-Capital - End of Year	$ 20,000	$ 20,000
TOTAL STOCKHOLDER'S EQUITY	$ 68,767	$ 70,470

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	($ 1,703)	$ 37,470
Adjustments to Reconcile Net Income to Net Cash Provided (Used) in Operating Activities:		
Depreciation	10,226	852
(Increase) Decrease in Operating Assets:		
Commissions receivable	(7,958)	(9,917)
Increase (Decrease) in Operating Liabilities:		
Commissions payable	3,859	2,647
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 4,424	$ 31,052
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in other assets	($ 572)	$ ---
Purchase of equipment	---	(51,132)
NET CASH USED FOR INVESTING ACTIVITIES	($ 572)	($ 51,132)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on debt	($ 8,606)	$ ---
Proceeds from long-term debt	---	51,641
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	($ 8,606)	$ 51,641
Increase (decrease) in cash	($ 4,754)	$ 31,561
Cash at beginning of year	65,396	33,835
Cash at End of Year	$ 60,642	$ 65,396
Supplemental Cash Flows Disclosures:		
Interest payments	$ ---	$ ---

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

The Company is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges on the National Association of Securities Dealers (NASD).

Basis of Presentation

The Company is engaged in a single line of business as a limited mutual fund/variable annuities securities broker-dealer.

Use of Estimates in Preparing Financial Statements

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could vary from those estimates.

Allowance for Uncollectible Accounts

Accounts receivable has been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's income in their individual income tax returns.

Basis of Accounting

Basis of accounting refers to when revenues and expenses are recognized in the accounts and reported in the financial statements. Basis of accounting relates to the timing of the measurements made, regardless of the measurement focus applied.

The accompanying financial statements have been prepared on the accrual basis of of accounting in conformity with U.S. generally accepted accounting principles. Revenues are recognized when earned and expenses are recorded when the liability is incurred.

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed on the straight-line method over a life of five years.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS:

Amounts receivable from and payable to broker dealers at December 31, 2003 and 2002 consist of the following:

	Receivable		Payable	
	2003	2002	2003	2002
Fees and commissions receivable/payable	$ 19,990	$ 12,032	$ 10,366	$ 6,507

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net allowable capital of $27,232, which was $22,232 in excess of its required net capital of $5,000.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5 - RELATED PARTIES:

The Company occupies office space, rent free, in offices owned by Black Hawk Properties, owned by the same principal shareholder of American Financial Securities, Inc..

NOTE 6 - NOTE PAYABLE:

The note payable is secured by a 2003 GMC Yukon and is payable over 60 months starting in January 2003 at a 0% interest rate. Future annual payment commitments under the loan are as follows:

2004	$ 10,328
2005	10,328
2006	10,328
2007	12,050
Total	$ 43,034

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003 and 2002

	2003	2002
Net Capital	$ 68,767	$ 70,470
Non-Allowable Assets	(41,535)	(51,190)
Net Capital Allowed	$ 27,232	$ 19,280
Required Net Capital	5,000	5,000
Excess Net Capital	$ 22,232	$ 14,280

See accountant's report.

SCHEDULE II

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
TO UNAUDITED PART II UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

Net Capital Per Part IIA	$ 27,232
Net Capital Per Audit	27,232
Difference	$ ---

No material differences exist.

See accountant's report.